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CIBT Adds New Teaching Location in South Central China

May 19th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Amex and TSX.V symbol: MBA) is pleased to report that its China subsidiary, CIBT School of Business, has signed a partnership agreement to deploy CIBT’s recently announced International Foundation Program (“IFP”) in Hunan province in cooperation with Zhuzhou Technical College (“Zhuzhou College”) in Zhuzhou City.

The IFP allows students at Zhuzhou College to complete a portion of their studies in China then transfer to any one of 30 overseas universities in CIBT’s network of international institutions to complete their baccalaureate degree.

“We are very pleased with the response and continued addition of Chinese colleges and universities joining our newly launched International Foundation Program as reported in our May 13th news release,” commented Toby Chu, Vice Chairman and CEO of CIBT Group.  “Our recruitment and education networks in China are growing rapidly as more academic partners join our IFP.  These Chinese students will feed into our network of over 30 renowned international universities located in six English speaking countries, allowing our students to obtain an international undergraduate degree, enhance their learning experience and ultimately earn a better living.”

About Zhuzhou City & Hunan Province, China:

Zhuzhou is a major heavy industry city in Hunan province located in south central China.  Among 14 major cities in Hunan province, Zhuzhou ranked second with the highest industry output as of July 2004.  Hunan province is one of the oldest provinces in China with a population of 64 million people.  The economy in Hunan is growing rapidly at an average rate of approximately 14.9 percent annually.

About Zhuzhou Technical College:

Zhuzhou Technical College was created over 40 years ago.  Since its inception, the college has trained over 20,000 professionals, many of whom have achieved senior professional and management positions in the industry.  The college has a vocational skills appraisal institute approved by the National Ministry of Labour and is a designated test centre for Business English Certificates offered by Cambridge University, as well as for the IELTS English proficiency exam.  With a campus covering 320 acres of land and a student body of over 11,000 full-time students, Zhuzhou College has over 600 faculty and staff members in seven departments.  The college offers 30 courses, which include studies in Engineering, Economics, Management and Law.

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, Jordan, New Zealand, Netherland, the Philippines, South Korea, United Kingdom, United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung at 604.871.9909 extension 318
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